Exhibit 99.1

KENON HOLDINGS LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 201406588W)

PROXY STATEMENT
for the
ANNUAL GENERAL MEETING
of
KENON HOLDINGS LTD.

To Be Held on July 11, 2025
4 p.m. (Singapore time) at
1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192

PART I – INFORMATION ABOUT THE ANNUAL GENERAL MEETING

We are furnishing this Proxy Statement, dated as of June 20, 2025 (the “Proxy Statement”), in connection with the solicitation by our Board of Directors (the “Board”) of proxies to be voted at the Annual General Meeting of our shareholders, to be held on July 11, 2025 (the “AGM”), or at any adjournments thereof, for the purposes of voting on the proposals to be considered at the AGM (the “Proposals”), as set forth in the Notice of Annual General Meeting of Shareholders, dated as of June 20, 2025, accompanying this Proxy Statement (the “AGM Notice”). Unless the context requires otherwise, references in this Proxy Statement to “the Company”, “Kenon”, “we”, “us”, “our” and similar terms, shall mean Kenon Holdings Ltd., together with its subsidiaries and associated companies.

This Proxy Statement and the AGM Notice are each being published for the benefit of all holders of Kenon’s ordinary shares, no par value (“Kenon Shares” and “Kenon Shareholders”, respectively), are being posted on Kenon’s website, will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K, and will also be filed with the Israel Securities Authority on an Immediate Report. If you are a beneficial shareholder holding Kenon Shares other than in registered form as a “shareholder of record”, that is, if you hold Kenon Shares in “street name” as, or through, a participant in the Depositary Trust Company (the “DTC”) (which includes those Kenon Shareholders that hold Kenon Shares through the Tel Aviv Stock Exchange (the “TASE”)), Kenon has fixed the close of business (EST) on June 20, 2025 (the “Record Date”) as the record date for determining whether you are entitled to receive printed copies of this Proxy Statement and the AGM Notice.

This Proxy Statement and the AGM Notice will be mailed to beneficial shareholders as of the Record Date on or about June 23, 2025, and to shareholders of record (members) on June 20, 2025. Kenon will bear the cost of the preparation and mailing of these proxy materials and the solicitation of the proxies and will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding these solicitation materials to Kenon Shareholders.

Quorum and Required Vote.

Representation of not less than 33 1/3 per cent. of the total number of issued and fully paid Kenon Shares as at the date of the AGM, in person or by proxy, is required to constitute a quorum. Accordingly, it is important that your shares be represented at the AGM.

The affirmative vote by a show of hands of at least a majority of the Kenon Shareholders present and voting, or, if a poll is demanded by the chairman of the AGM (the “Chairman of the AGM”) or, among other circumstances set forth in Article 63 of our Constitution (the “Constitution”), by holders of at least five (5) per cent. of the total number of our paid-up shares, a simple majority of the Kenon Shares voting, is required at the AGM, to re-elect the Directors nominated pursuant to Proposals 1(a) – 1(i), to re-appoint KPMG LLP as our statutory Auditor pursuant to Proposal 2, and to approve the ordinary resolutions contained in Proposals 3, 4 and 5. The Chairman of the AGM will demand a poll in order to enable the Kenon Shares represented in person or by proxy to be counted for voting purposes.

Abstentions and Broker Non-Votes.

Under the laws of Singapore, abstentions and “broker non-votes” are considered present and entitled to vote for the purpose of determining whether a quorum is present at the AGM.

Abstentions will not be counted in the tabulation of votes cast on a Proposal and are therefore not counted for purposes of determining whether a Proposal has been approved.

A “broker non-vote” will not be counted in the tabulation of votes cast on the relevant Proposal and is therefore not counted for purposes of determining whether such Proposal has been approved. A “broker non-vote” occurs when a bank, broker or other nominee holding shares on behalf of a beneficial owner may not vote ordinary shares held by it because it (i) has not received voting instructions from the beneficial owner of those shares and (ii) lacks discretionary voting power to vote those shares. Please note that if you are a beneficial owner, your broker, bank, nominee or other institution is only entitled to vote your shares on “routine” matters if it does not receive voting instructions from you. The Proposals listed below are not “routine” matters for purposes of the broker vote:

●	Proposals 1(a) – 1(i) – Re-Election of Directors;

●	Proposal 3 – To Authorize the Ordinary Share Issuances;

●
Proposal 4 – To Authorize the Grant of Awards Under the Kenon Holdings Ltd. Share Incentive Plan 2014 (as amended from time to time) (“SIP 2014”) and the Allotment and Issuance of Ordinary Shares pursuant to the Awards Granted Under the SIP 2014; and

●	Proposal 5 – To Approve the Renewal of the Share Purchase Authorization.

Persons Entitled to Vote on the Proposals at the AGM.

Shareholders of Record: Kenon has convened an AGM to be held on July 11, 2025 to consider and vote upon the Proposals. You are entitled to vote at the AGM if you are a shareholder of record (member) holding Kenon Shares in your own name and registered in the Branch Register of Members maintained by Computershare Trust Company, N.A. (“Computershare”) as at the date of the AGM. Each outstanding Kenon Share that you own entitles you to one vote on a poll.

Beneficial Shareholders: If you hold Kenon Shares other than in registered form as a “shareholder of record” (i.e. if you hold Kenon Shares in “street name” as, or through, a participant in the DTC (which includes those Kenon Shareholders that hold Kenon Shares through the TASE)), in order for your vote to be counted at the AGM, you must have been a Kenon Shareholder as at, and with effect from, the Record Date.

If you have sold or transferred all of your Kenon Shares, you should immediately forward this Proxy Statement and related materials to the purchaser or transferee, or to the broker, bank, nominee, or other institution through whom the sale was effected, for onward transmission to the purchaser or transferee.

If you become a beneficial holder of Kenon Shares after the Record Date, but before the date of the AGM, and you wish to vote your Kenon Shares, you must become a “shareholder of record” prior to the AGM and vote as a “shareholder of record” according to the manner of voting set forth below. Please contact your broker, bank, nominee, or other institution holding your Kenon Shares if you wish to become a “shareholder of record”.

Manner of Voting.

Whether you plan to attend the AGM or not, we urge you to vote by proxy.

Shareholders of Record: A shareholder of record (member) entitled to attend and vote at the AGM is entitled to appoint a proxy, or proxies, to attend and vote on his behalf. A proxy need not be a shareholder of record (member). To vote by proxy, you should complete, sign and date the enclosed proxy card and return it promptly to Computershare in accordance with the instructions set forth in the AGM Notice, not less than 48 hours before the time appointed for holding the AGM (or within such other time as may be required by the Companies Act 1967 (the “Singapore Companies Act”)).

Where a member appoints two or more proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the AGM will be a member’s proxy by default in relation to the number of shares represented by such proxy card if either or both of the proxies appointed does/do not attend the AGM. In the case of an appointment of two proxies in the alternative, the Chairman of the AGM will be a member’s proxy by default in relation to the number of shares represented by such proxy card if both the proxies appointed do not attend the AGM.

Returning the proxy card will not affect your right to attend the AGM, and your proxy will not be used if you are personally present at the AGM or have, pursuant to the procedures set forth below, informed Kenon in writing prior to the voting that you wish to vote your Kenon Shares in person.

The proxy card must be signed under the hand of the appointor or of his attorney duly authorized in writing. Where the proxy card is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorized. A corporation which is a member may authorize by resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the AGM.

If you sign the proxy card, but do not make specific choices, the proxy holder will vote your Kenon Shares as recommended by Kenon’s Board.

Beneficial Shareholders (New York Stock Exchange (the “NYSE”)): If you hold Kenon Shares other than in registered form as a “shareholder of record” (i.e. if you hold Kenon Shares in “street name” as, or through, a participant in the DTC, but do not hold your Kenon Shares through the TASE), you may instruct your broker, bank, nominee or other institution on how to vote the Kenon Shares in your account. Your broker, bank, nominee or other institution should send a voting instruction form for you to use to direct how your Kenon Shares should be voted. You may not vote your Kenon Shares in person at the AGM unless you (i) obtain a legal proxy from the DTC (in compliance with the voting requirements under Singapore law) through your broker, bank, nominee, or other institution that holds your Kenon Shares, giving you the right to vote the Kenon Shares instead of the broker, bank, nominee, or other institution holding your Kenon Shares, (ii) bring a letter or recent account statement from such broker, bank, nominee, or other institution that confirms that you are the beneficial owner of the Kenon Shares, and (iii) bring a picture identification, such as a valid driver’s license or passport, for purposes of personal identification.

If you do not intend to vote in person at the AGM, your Kenon Shares must be voted no less than 48 hours prior to the AGM (or within such longer period prior to the AGM as may be specified by the DTC’s, or the relevant DTC participants’, procedures).

Beneficial Shareholders (TASE): If you hold Kenon Shares other than in registered form as a “shareholder of record” and your Kenon Shares are held through the TASE, you are regarded as a beneficial holder of Kenon Shares and you may only vote your shares in one of the following ways: (a) sign and date a proxy card in the form filed by Kenon on the distribution site of the Israel Securities Authority, at www.magna.isa.gov.il, on June 20, 2025 and attach to it a proof of ownership certificate from the TASE Clearing House Member through which your Kenon Shares are held, which certificate indicates that you were the beneficial owner of such Kenon shares as of the Record Date, and return the proxy card, along with the proof of ownership certificate, to Kenon c/o Gornitzky & Co. via e-mail to: kenonproxy@gornitzky.com, Attention: Ari Fried, Adv., or (b) if you choose to vote in person at the AGM, you must bring the proof of ownership certificate from the TASE’s Clearing House Member through which your Kenon Shares are held, which certificate indicates that you were the beneficial owner of the shares as of the Record Date, as well as a picture identification, such as a valid driver’s license or passport, for purposes of personal identification. In addition, you will also need to request a legal proxy from the DTC (in compliance with the voting requirements under Singapore law). If you do not intend to vote in person at the AGM, your Kenon Shares must be voted no less than 48 hours prior to the AGM (or within such longer period prior to the AGM as may be specified by the DTC’s, the DTC’s participants’, or the TASE’s procedures).

Revocation of Proxy.

Shareholders of Record: If you are a “shareholder of record”, your proxy may be revoked at any time prior to the time it is voted by (i) providing appropriate written notice to Proxy Services c/o Computershare Investor Services, PO BOX 43101, Providence, RI 02401-5067, UNITED STATES, no less than 48 hours prior to the AGM or (ii) attending the AGM and voting in person.

Beneficial Shareholders (NYSE): If your Kenon Shares are held in “street name” through a broker, bank, nominee, or other institution (other than those Kenon Shareholders that hold Kenon Shares through the TASE), please contact the broker, bank, nominee or other institution which holds your Kenon Shares to determine how to change or revoke your voting instructions.

Beneficial Shareholders (TASE): If you hold Kenon Shares through the TASE, you may revoke such proxy at any time prior to the time it is voted by (i) communicating such revocation in writing to Kenon or by executing and delivering a later-dated proxy to Kenon c/o Gornitzky & Co. via e-mail to: kenonproxy@gornitzky.com, Attention: Ari Fried, Adv., no less than 48 hours prior to the AGM or (ii) attending the AGM and voting in person, subject to the satisfaction of the conditions set forth in “Manner of Voting – Beneficial Shareholders (TASE)” above.

As of the date of this Proxy Statement, Kenon does not intend to present, and has not been informed that any other person intends to present, any business for action, other than the Proposals set forth in this Proxy Statement and in the AGM Notice.

Registered Office.

The mailing address of our registered office is 8 Cross Street, #20-01 Manulife Tower, Singapore 048424.

Singapore Financial Statements; Monetary Amounts.

We have prepared, in accordance with Singapore law, Singapore statutory financial statements, which are included with the Annual Report under Singapore law to be delivered to Kenon Shareholders prior to the date of the AGM, and which will be furnished to the SEC on a Report on Form 6-K, and will also be filed with the Israel Securities Authority on an Immediate Report. Except as otherwise stated herein, all monetary amounts in this Proxy Statement have been presented in U.S. dollars.

PART II – PROPOSALS TO BE CONSIDERED
AT THE ANNUAL GENERAL MEETING

PROPOSALS 1(a) – 1(i):
RE-ELECTION OF DIRECTORS

Article 94 of the Constitution requires that at each annual general meeting, all Directors for the time being shall retire from office. Under Article 95 of the Constitution, retiring Directors are eligible for re-election. Accordingly, all of our Directors, namely Mr. Cyril Pierre-Jean Ducau, Mr. Antoine Bonnier, Mr. Laurence N. Charney, Mr. Barak Cohen, Mr. N. Scott Fine, Dr. Bill Foo, Mr. Aviad Kaufman, Mr. Robert L. Rosen and Mr. Arunava Sen, will be retiring as Directors. All of our Directors, namely Mr. Cyril Pierre-Jean Ducau, Mr. Antoine Bonnier, Mr. Laurence N. Charney, Mr. Barak Cohen, Mr. N. Scott Fine, Dr. Bill Foo, Mr. Aviad Kaufman, Mr. Robert L. Rosen and Mr. Arunava Sen, will be standing for re-election as Directors at this AGM.

As of the date of this Proxy Statement, the Board is not aware of any nominee who is unable or will decline to serve as a Director.

Set forth below are the names of, and certain other information concerning, the nominees for re-election as Directors at the AGM:

Cyril Pierre-Jean Ducau. Mr. Ducau is the Chief Executive Officer of Ansonia Holdings Singapore B.V. and the Chief Executive Officer of Eastern Pacific Shipping Pte Ltd, a leading shipping company based in Singapore. He is a member of the board of directors of Ansonia Holdings Singapore B.V. as well as other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. He is also currently the Chairman of Cool Company Ltd, a NYSE-listed shipping company and an independent director of the Singapore Maritime Foundation and of the Global Centre for Maritime Decarbonisation Limited, which were established by the Maritime and Port Authority of Singapore. He is also a member of the board of directors of Gard P&I (Bermuda) Ltd, a leading maritime insurer. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London from 2008 to 2012 and acted as Director and Chairman of Pacific Drilling SA between 2011 and 2018. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. in London and, during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

Antoine Bonnier. Mr. Bonnier is the Chief Executive Officer of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Club Atletico de Madrid SAD, Competitive Power Ventures Inc., OPC Energy Ltd., Cool Company Ltd and Ekwateur SA, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Bonnier was previously a Managing Director of Quantum Pacific (UK) LLP. Prior to joining Quantum Pacific Advisory Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

Laurence N. Charney. Mr. Charney currently serves as the chairman of our audit committee. Mr. Charney retired from Ernst & Young LLP in June 2007, where, over the course of his more than 37-year career, he served as Senior Audit Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, high-tech/software, media/entertainment, and non-profit sectors. His most recent directorships also include board tenure with Marvel Entertainment, Inc. (through December 2009) and TG Therapeutics, Inc. (from March 2012 through the current date). Mr. Charney is a graduate of Hofstra University with a Bachelor’s degree in Business Administration (Accounting), and has also completed an Executive Master’s program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Barak Cohen. Mr. Cohen is a Managing Director at Quantum Pacific (UK) LLP and a board member of Qoros Automotive Co., Ltd., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. In September 2018, Mr. Cohen was appointed to the board of directors of Kenon, having served as Co-CEO of Kenon till that time. Prior to serving as Kenon’s Co-CEO, Mr. Cohen served as Kenon’s Vice President of Business Development and Investor Relations from 2015 to September 2017. Prior to joining Kenon in 2015, Mr. Cohen worked in various capacities at Israel Corporation Ltd. since 2008, most recently as Israel Corporation Ltd.'s Senior Director of Business Development and Investor Relations. Prior to joining Israel Corporation Ltd., Mr. Cohen held positions at Lehman Brothers (UK) and Ernst & Young (Israel). Mr. Cohen holds Bachelor’s degrees in Economics, summa cum laude, and Accounting & Management, magna cum laude, both from Tel Aviv University.

N. Scott Fine. Mr. Fine is the Chief Executive Officer and an Executive Director of Cyclo Therapeutics, Inc., a biotechnology company focused on developing novel therapeutics based on cyclodextrin technologies. Mr. Fine has been involved in investment banking for over 35 years, working on a multitude of debt and equity financings, buy and sell side mergers and acquisitions, strategic advisory work and corporate restructurings. Mr. Fine was the lead investment banker on the IPO of Keurig Green Mountain Coffee Roasters and Central European Distribution Corporation, or CEDC, a multi-billion-dollar alcohol company. He was also involved in an Equity Strategic Alliance between Research Medical and the Tempo Group. Mr. Fine continued his involvement with CEDC, serving as a director from 1996 until 2014, during which time he led the CEDC Board’s successful efforts in 2013 to restructure the company through a pre-packaged Chapter 11 process whereby CEDC was acquired by the Russian Standard alcohol group. Recently, Mr. Fine served as Vice Chairman and Chairman of the Restructuring Committee of Pacific Drilling SA from 2017 to 2018 where he successfully led the Independent Directors to a successful reorganization. He also served as sole director of Better Place Inc. from 2013 until 2015. Mr. Fine devotes time to several non-profit organizations, including through his service on the Board of Trustees for the IWM American Air Museum in Britain. Mr. Fine has been a guest lecturer at Ohio State University’s Moritz School of Law and Fordham University Law School.

Bill Foo. Dr. Foo is a director and corporate advisor of several private, listed and non-profit entities, including Tung Lok Restaurants (2000) Ltd., Wee Hur Holdings Ltd, the Singapore Institute of Directors, The International Institute for Strategic Studies (Asia) Ltd as Trustee for the Strategic Studies Fund and chairing Investible Funds VCC as well as the Salvation Army and James Cook University Singapore organizations. In May 2017, Dr. Foo was appointed to the board of directors of Kenon, having served as a director of IC Power Ltd. between November 2015 and January 2018. Prior to his retirement, Dr. Foo worked in financial services for over 30 years, including serving as CEO of ANZ Singapore and South East Asia Head of Investment Banking for Schroders. Dr. Foo has also worked in various positions at Citibank and Bank of America and has been a director of several listed and government-related entities, including International Enterprise Singapore (Trade Agency), where he chaired the Audit Committee for several years. Dr. Foo has a Master’s Degree in Business Administration from McGill University and a Bachelor of Business Administration from Concordia University and an honorary Doctor of Commerce from James Cook University Australia.

Aviad Kaufman. Mr. Kaufman is the Chief Executive Officer of One Globe Business Advisory Ltd, the chairman of Israel Corporation Ltd., and a board member of ICL Group Ltd., OPC Energy Ltd. and other private companies, each of which may be associated with Mr. Idan Ofer. From 2017 until July 2021, Mr. Kaufman served as the Chief Executive Officer of Quantum Pacific (UK) LLP and from 2008 until 2017 as Chief Financial Officer of Quantum Pacific (UK) LLP (and its predecessor Quantum Pacific Advisory Limited). From 2002 until 2007, Mr. Kaufman fulfilled different senior corporate finance roles at Amdocs Ltd. Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and a Master’s of Business Administration in Finance from Tel Aviv University.

Robert L. Rosen. Mr. Rosen has served as CEO of Kenon since September 2017 and also serves on the board of OPC Energy Ltd. as director. He is also a Member of the Advisory Board of James Cook University Singapore. Prior to becoming CEO, Mr. Rosen served as General Counsel of Kenon upon joining Kenon in 2014. Prior to joining Kenon, Mr. Rosen spent 15 years in private practice with top tier law firms, including Linklaters LLP and Milbank LLP. Mr. Rosen is admitted to the Bar in the State of New York, holds a Bachelor’s degree with honors from Boston University and a Juris Doctor and a Master of Business Administration, both from the University of Pittsburgh, where he graduated with high honors.

Arunava Sen. Mr. Sen is Director of Coromandel Advisors Pte Ltd, a Singapore-based company that provides strategic and transactional advice to global investors in the infrastructure and clean energy sectors. In May 2017, Mr. Sen was appointed to the board of directors of Kenon, having served as a director of IC Power Ltd. between November 2015 and January 2018. Between August 2010 and February 2015, Mr. Sen was CEO and Managing Director of Lanco Power International Pte Ltd, a Singapore-registered company focused on the development of power projects globally. Previously, Mr. Sen held several senior roles at Globeleq Ltd, a Houston-based power investment company, including COO, CEO—Latin America and CEO—Asia. In 1999, Mr. Sen cofounded and was COO of Hart Energy International, a Houston-based company that developed and invested in power businesses in Latin America and the Caribbean. Mr. Sen currently serves on the investment committee of SUSI Asia Energy Transition Fund. A qualified Chartered Accountant, Mr. Sen holds a B.Com. degree from the University of Calcutta and an M.S. degree in Finance from The American University in Washington, D.C.

The Board recommends a vote “FOR”

Proposals 1(a) – 1(i) to re-elect each of the above nominees to our Board.

PROPOSAL 2:
RE-APPOINTMENT OF STATUTORY AUDITOR FOR THE FINANCIAL YEAR ENDING
DECEMBER 31, 2025 AND AUTHORIZATION OF OUR DIRECTORS TO FIX THEIR REMUNERATION

KPMG LLP served as our statutory Auditor for the financial year ended December 31, 2024. Pursuant to section 205(2) and 205(4) of the Singapore Companies Act, any appointment of our statutory Auditor after the Board’s initial appointment of our statutory Auditor, or its subsequent removal, requires the approval of our shareholders. The Audit Committee of our Board has authorized, approved, and recommended to our Board the re-appointment of KPMG LLP as our statutory Auditor for the financial year ending December 31, 2025 and to perform other appropriate services. Our Board, upon recommendation of the Audit Committee, has approved, subject to shareholders’ approval, the re-appointment of KPMG LLP and, pursuant to section 205(16) of the Singapore Companies Act, is requesting that the shareholders authorize the Directors (which may act through the Audit Committee) to fix the Auditor’s remuneration for services rendered through the AGM. We expect that a representative from KPMG LLP will be present at the AGM. This representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions. In addition, the fees paid to KPMG LLP for the financial year ended December 31, 2024 are reported in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC and shall be reported to Kenon Shareholders at the AGM upon request.

The Board recommends a vote “FOR”

Proposal 2 to re-appoint KPMG LLP as our statutory Auditor for the financial year ending December 31, 2025, and to authorize the Directors (which may act through the Audit Committee) to fix their remuneration.

 PROPOSAL 3:
ORDINARY RESOLUTION TO AUTHORIZE THE ORDINARY SHARE ISSUANCES

We are incorporated in the Republic of Singapore. Under Singapore law, our Directors may only issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares, with the prior approval from our shareholders. We are submitting this Proposal 3 because we are required to do so under the laws of Singapore before we can issue any ordinary shares in connection with, inter alia, our equity compensation plans, possible future strategic transactions, or public and private offerings.

If this Proposal 3 is approved, the authorization would be effective from the date of the AGM until the (i) conclusion of the 2026 Annual General Meeting; or (ii) the expiration of the period within which the 2026 Annual General Meeting is required by law to be held, whichever is the earlier. The 2026 Annual General Meeting is required to be held within six months after our financial year ending December 31, 2025 (except that Singapore law allows for a one-time application for an extension of up to a maximum of 60 days to be made with the Singapore Accounting and Corporate Regulatory Authority (“ACRA”)).

Our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to authorize our Directors to issue ordinary shares and to make or grant offers, agreements or options that might or would require the issuance of ordinary shares.

We are not submitting this Proposal 3 in response to a threatened takeover. In the event of a hostile attempt to acquire control of the Company, we could seek to impede the attempt by issuing ordinary shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to remove an incumbent director and replace him or her with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their ordinary shares at the premium that may be available in takeover attempts.

Our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to provide this general authorization in order to avoid the delay and expense of obtaining shareholder approval at a later date and to provide us with greater flexibility to pursue strategic transactions and acquisitions, to make grants under equity compensation plans and to raise additional capital through public and private offerings of our ordinary shares as well as instruments exercisable for or convertible into our ordinary shares.

The Board recommends a vote “FOR”

Proposal 3 to authorize the ordinary share issuances.

PROPOSAL 4:
ORDINARY RESOLUTION TO AUTHORIZE THE GRANT OF AWARDS UNDER THE SIP 2014 AND
THE ALLOTMENT AND ISSUANCE OF ORDINARY SHARES

Proposal 4 is to authorize the Directors to offer and grant awards, and allot and issue ordinary shares, in accordance with the provisions of the SIP 2014, provided that the total number of shares which may be delivered pursuant to awards granted under the SIP 2014 on any date, when added to the total number of new shares allotted and issued and/or to be allotted and issued and issued shares (including treasury shares) delivered and/or to be delivered pursuant to awards already granted under the SIP 2014, shall not exceed three (3) per cent. of the total number of issued shares (excluding shares held by the Company as treasury shares) from time to time (measured at the time of grant) as such limit may be amended, or such other limit as may be established from time to time.

The Company intends to continue to rely upon equity as a component of compensation. If shareholder approval is not granted to authorize the Directors to issue shares pursuant to the equity awards, we would have to review our compensation practices, and would likely have to substantially increase our cash compensation to retain key personnel.

Our Board expects that we will continue to issue ordinary shares and grant awards pursuant to the SIP 2014 in the future under circumstances similar to those in the past.

The Board recommends a vote “FOR”

Proposal 4 to authorize the grant of awards under the SIP 2014 and the allotment and issuance of ordinary shares pursuant to the awards granted under the SIP 2014.

 PROPOSAL 5:
ORDINARY RESOLUTION TO APPROVE THE RENEWAL OF THE SHARE PURCHASE AUTHORIZATION

Proposal 5 is to approve the renewal of the Share Purchase Authorization (as defined below) which authorizes the Directors to repurchase or otherwise acquire our ordinary shares up to the limit set forth below.

Singapore law requires that we obtain shareholder approval of a general and unconditional share purchase authorization given to our Directors if we wish to purchase or otherwise acquire our ordinary shares. At the 2024 Annual General Meeting, shareholders approved the renewal of a general and unconditional authorization, which we referred to as the Share Purchase Authorization, to allow our Directors to exercise all of the Company’s powers to purchase or otherwise acquire our issued ordinary shares on the terms of the Share Purchase Authorization. The Share Purchase Authorization which was approved by shareholders at the 2024 Annual General Meeting will expire on the date of the forthcoming AGM to be held on July 11, 2025. Accordingly, shareholder approval is being sought for the renewal of the Share Purchase Authorization at the AGM.

If the renewal of the Share Purchase Authorization is approved by shareholders at the AGM, the authority conferred by the Share Purchase Authorization will, unless varied or revoked by our shareholders at a general meeting, continue in force until the earlier of (i) the date of the 2026 Annual General Meeting; or (ii) the date by which the 2026 Annual General Meeting is required by law to be held. The 2026 Annual General Meeting is required to be held within six months after our financial year ending December 31, 2025 (except that Singapore law allows for a one-time application for an extension of up to a maximum of 60 days to be made with ACRA).

Any purchases or acquisitions by us of our ordinary shares must be made in accordance with, and in the manner prescribed by, the Singapore Companies Act, all applicable securities laws and regulations, the rules of the NYSE and the TASE, and such other laws and regulations as may apply from time to time.

The Share Purchase Authorization, if renewed, gives the Board authority to purchase shares but does not obligate us to repurchase any specific number of ordinary shares, and we may purchase ordinary shares within the limits described herein, and alternatively we may not make any repurchases of ordinary shares.

The authority and limitations placed on our share purchases or acquisitions under the proposed Share Purchase Authorization, if renewed at the AGM, are substantially the same as were previously approved by shareholders at the 2024 Annual General Meeting, except that the basis for calculating the maximum purchase price has changed as further elaborated below.

Limit on Purchases which may be Made Pursuant to the Share Purchase Authorization

We may only purchase or acquire ordinary shares that are issued and fully paid up. The prevailing limitation under the Singapore Companies Act that is currently in force does not permit us to purchase or acquire more than 20% of the total number of our issued ordinary shares outstanding at the date of the AGM at which the Share Purchase Authorization is renewed. Any of our ordinary shares that are held as treasury shares or which are held by a subsidiary of the Company under section 21(4B) or 21(6C) of the Singapore Companies Act will be disregarded for purposes of computing this 20% limitation.

We are seeking approval to renew the Share Purchase Authorization, which is an approval to authorize our Board for the purchase or acquisition of our issued ordinary shares not exceeding 10% of our total number of issued ordinary shares outstanding as of the date of the passing of this proposal (excluding any ordinary shares that are held as treasury shares or which are held by a subsidiary of the Company under section 21(4B) or 21(6C) of the Singapore Companies Act as at that date).

Purely for illustrative purposes, on the basis of 52,150,242 issued ordinary shares outstanding as of March 31, 2025, and assuming no additional ordinary shares are issued on or prior to the date of the AGM, based on the prevailing limit of 10%, our Board would be authorized to resolve to purchase not more than 5,215,024 issued ordinary shares pursuant to the Share Purchase Authorization, as proposed to be renewed at the AGM.

Duration of Share Purchase Authorization

Purchases or acquisitions of ordinary shares may be made, at any time and from time to time, on and from the date of approval of the Share Purchase Authorization up to the earlier of:

(a)	the date on which our next annual general meeting is held or required by law to be held; or

(b)	the date on which the authority conferred by the Share Purchase Authorization is revoked or varied by our shareholders at a general meeting.

Manner of Purchases or Acquisitions of Ordinary Shares

Purchases or acquisitions of ordinary shares may be made by way of:

(a)
market purchases on the NYSE, the TASE or any other stock exchange on which our ordinary shares may for the time being be listed and quoted, which may be made through one or more duly licensed or registered dealers appointed by us for that purpose; and/or

(b)
off-market purchases (that is, effected other than on the NYSE, the TASE or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted), in accordance with an equal access scheme as prescribed by the Singapore Companies Act (to the extent compliance with such equal access scheme is required by the Singapore Companies Act).

If we decide to purchase or otherwise acquire our ordinary shares in accordance with an equal access scheme, our Directors may impose any terms and conditions as they see fit and as are in our interests, so long as the terms are consistent with the Share Purchase Authorization, the applicable rules of the NYSE and the TASE, the provisions of the Singapore Companies Act and other applicable laws. In addition, an equal access scheme must satisfy all of the following conditions:

(i)	offers for the purchase or acquisition of ordinary shares must be made to every person who holds ordinary shares to purchase or acquire the same percentage of their ordinary shares;

(ii)	all of those persons must be given a reasonable opportunity to accept the offers made; and

(iii)
the terms of all of the offers must be the same (except differences in consideration that result from offers relating to ordinary shares with different accrued dividend entitlements and differences in the offers solely to ensure that each person is left with a whole number of ordinary shares).

Purchase Price

The maximum purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses of the purchase or acquisition) to be paid for each ordinary share will be determined by our Directors. The maximum purchase price to be paid for the ordinary shares as determined by our Directors must not exceed:

(a)
in the case of a market purchase, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NYSE or TASE or any such other stock exchange, in each case on which our ordinary shares are being purchased, as applicable; and

(b)
in the case of an off-market purchase pursuant to an equal access scheme, 105% of the closing price of our ordinary shares as quoted on either the NYSE or TASE, whichever is higher, on either (i) the trading day immediately preceding the date on which we resolve to effect the off-market purchase; or (ii) the trading day immediately preceding the day such off-market purchase is completed, whichever is higher, in each case, if applicable, as translated into the relevant currency in which the off-market purchase is being made using the prevailing exchange rate on the date as of which such closing price is being calculated.

For off-market repurchases, such as a tender offer made to shareholders on an equal access basis, we will have discretion to determine the purchase price, which will be up to 105% of the closing price of our shares on either the NYSE or TASE, whichever is higher, on either the trading day prior to the date on which we resolve to make the off-market purchase or the trading day prior to the completion date of such purchase, whichever is higher, and we may convert such purchase price into other currencies at the then prevailing exchange rate on the date as of which such closing price is being calculated at the election of the shareholders. The foregoing allows us some flexibility in determining the purchase price and allows us to conduct a tender offer in multiple currencies (e.g. USD and NIS).

Sources of Funds

Only funds legally available for purchasing or acquiring ordinary shares in accordance with the Constitution and the applicable laws of Singapore shall be used for any such purchases or acquisitions. We intend to use our internal sources of funds (including investment returns generated on such funds) and/or distributions from our businesses and/or proceeds from the disposal of our assets to finance any purchase or acquisition of our ordinary shares. Our Directors do not propose to exercise the Share Purchase Authorization in a manner and to such an extent that would materially affect our working capital requirements.

The Singapore Companies Act permits us to purchase or acquire our ordinary shares out of our capital and/or profits. Acquisitions or purchases made out of capital are permissible only so long as we are solvent for the purposes of section 76F(4) of the Singapore Companies Act. A company is solvent if, at the date of the payment made in consideration of the purchase or acquisition (which shall include any expenses—including brokerage or commission) the following conditions are satisfied: (a) there is no ground on which the company could be found unable to pay its debts; (b) if it is not intended to commence winding up of the company, the company will be able to pay its debts as they fall due during the period of 12 months immediately after the date of the payment; and (c) the value of the company’s assets is not less than the value of its liabilities (including contingent liabilities) and will not, after the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

Status of Purchased or Acquired Ordinary Shares

Any ordinary share that we purchase or acquire will be deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to such ordinary share will expire on cancellation (unless such ordinary share is held by us as a treasury share, which we may elect to do for any repurchased share). The total number of issued shares will be diminished by the number of ordinary shares purchased or acquired by us and which are not held by us as treasury shares.

We will cancel and destroy share certificates in respect of purchased or acquired ordinary shares (unless we decide to hold such shares in treasury) as soon as reasonably practicable following settlement of any purchase or acquisition of such ordinary shares. Where such ordinary shares are purchased or acquired and held by us as treasury shares, we will cancel and issue new certificates in respect thereof.

Treasury Shares

Under the Singapore Companies Act, ordinary shares purchased or acquired by us may be held as treasury shares. Some of the provisions on treasury shares under the Singapore Companies Act are summarized below.

Maximum Holdings. The number of ordinary shares held as treasury shares (including ordinary shares which are held by a subsidiary of the Company under section 21(4B) or 21(6C) of the Singapore Companies Act) may not at any time exceed 10% of the total number of issued ordinary shares.

Voting and Other Rights. We may not exercise any right in respect of treasury shares, including any right to attend or vote at meetings and, for the purposes of the Singapore Companies Act, we shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights. In addition, no dividend may be paid, and no other distribution of our assets may be made, to the Company in respect of treasury shares, other than the allotment of ordinary shares as fully paid bonus shares. A subdivision or consolidation of any treasury share into treasury shares of a greater or smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before the subdivision or consolidation, respectively.

Disposal and Cancellation. Where ordinary shares are held as treasury shares, we may at any time:

•	sell the treasury shares for cash;
•	transfer the treasury shares for the purposes of or pursuant to any share scheme, whether for employees, directors or other persons;
•	transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;
•	cancel the treasury shares; or
•	sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance of Singapore.

Financial Effects

Our net tangible assets will be reduced by the purchase price (including any expenses) of any ordinary shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our ordinary shares in accordance with the Share Purchase Authorization would have a material impact on our financial condition and cash flows.

The financial effects on us arising from purchases or acquisitions of ordinary shares which may be made pursuant to the Share Purchase Authorization will depend on, among other things, whether the ordinary shares are purchased or acquired out of our profits and/or capital, the number of ordinary shares purchased or acquired, if any are acquired, and the price paid for the ordinary shares.

Under the Singapore Companies Act, purchases or acquisitions of ordinary shares by us may be made out of profits and/or our capital so long as the Company is solvent, as described above under “—Sources of Funds”.

Our purchases or acquisitions of our ordinary shares may be made out of our profits and/or our capital. Where the consideration (including any expenses) paid by us for the purchase or acquisition of ordinary shares is made out of our profits, such consideration (including any expenses such as brokerage or commission) will correspondingly reduce the amount available for the distribution of cash dividends by us. Where the consideration that we pay for the purchase or acquisition of ordinary shares is made out of our capital, the amount available for the distribution of cash dividends by us will not be reduced for legal purposes (although such repurchases would decrease cash available for dividends).

Rationale for the Share Purchase Authorization

We believe the renewal of the Share Purchase Authorization at the AGM will benefit our shareholders by providing our Directors with appropriate flexibility to repurchase ordinary shares if the Directors believe that such repurchases would be in the best interests of our shareholders. Any decision to repurchase our ordinary shares from time to time will depend on, inter alia, our assessment of then-current market conditions and our need to use available cash.

Take-over Implications

In October 2014, the Securities Industry Council of Singapore waived the application of the Singapore Code on Take-overs and Mergers (the “Singapore Takeover Code”) to the Company, subject to certain conditions. Pursuant to the waiver, for as long as Kenon is not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the offeror relies on a Tier 1 exemption to avoid full compliance with U.S. tender offer regulations, the Singapore Takeover Code shall not apply to Kenon (the “Waiver”).

If for any reason the Waiver is no longer available, the Singapore Takeover Code would consequently apply to Kenon, where the following would ensue:

(a)
as a result of our purchase or acquisition of our issued ordinary shares, a shareholder’s (together with persons acting in concert with such shareholder) increase in the percentage interest in Kenon’s voting shares would be treated as an acquisition for the purposes of the Singapore Takeover Code;

(b)
any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council of Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Takeover Code; and

(c)
such shareholder or group of shareholders acting in concert with a Director could become obliged to make a take-over offer for the Company under Rule 14 of the Singapore Takeover Code unless the requirements in Appendix 2 of the Singapore Takeover Code can be satisfied.

Kenon Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Singapore Takeover Code as a result of any share purchase by us should consult the Securities Industry Council of Singapore and/or their professional advisers at the earliest opportunity.

The Board recommends a vote “FOR”

Proposal 5 to approve the renewal of the Share Purchase Authorization.

PART III – ADDITIONAL INFORMATION

The Kenon Shares are currently listed on the NYSE and the TASE under the symbol “KEN”.

Kenon’s Share Registrar and Transfer Agent

Computershare may be contacted for information regarding the AGM as follows:

Computershare Shareholder Services
PO Box 43006, Providence RI 02940-3006, UNITED STATES
Toll Free Telephone:	+1 (877) 373 6374
Toll Number:	+1 (781) 575 3100

Mailing addresses:

Shareholder correspondence should be mailed to:

Computershare Investor Services
PO Box 43006, Providence RI 02940-3006, UNITED STATES

Overnight correspondence should be sent to:

Computershare Investor Services
150 Royall Street, Suite 101
Canton MA 02021, UNITED STATES

Shareholder website:

www.computershare.com/investor

Shareholder online inquiries:

https://www-us.computershare.com/investor/Contact

Where You Can Find Additional Information

Kenon is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as applicable to foreign private issuers, and accordingly, files and furnishes reports and other information with the SEC, including financial statements. Kenon’s Annual Report on Form 20-F for the year ended December 31, 2024 (which does not form a part of this Proxy Statement) contains consolidated financial statements of Kenon as of and for the three fiscal years ended December 31, 2024 and was publicly filed with the SEC and which, along with Kenon’s other filings, can be found on the SEC’s website at www.sec.gov.

Kenon also maintains a website that offers additional information: http://www.kenon-holdings.com/. Information contained on these websites is not incorporated by reference into this Proxy Statement.

Caution Concerning Forward-Looking Statements

This document and any related discussions, including any discussions at the AGM, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our plans, intentions, expectations, beliefs as to future events and similar statements, including statements relating to the proposal for the authorization of repurchases of ordinary shares and the sources of funding for such repurchases, statements with respect to ordinary share issuances and statements with respect to grants of awards under the SIP 2014 and related statements, statements relating to Singapore implications of share repurchases and related statements and other non-historical statements. These statements are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause a material difference from what is indicated in such forward-looking statements. Such risks include risks relating to the authorizations sought herein and actions we may take or not take in connection with such authorizations and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings and risks that share repurchases, issuances and award grants may not proceed on the terms indicated herein or at all. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.